UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form 10-CSR

For Period Ended: December 31, 2008

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:__________________________________________

Read Instruction(on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — REGISTRANT INFORMATION

John D. Oil and Gas Company
Full Name of Registrant

8500 Station Street, Suite 345
Address of Principal Executive Office (Street and Number)

Mentor, Ohio 44060
City, State and Zip Code

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N‑SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

John D. Oil and Gas Company (the “Company”) was unable to timely file its Form 10-K for the year ended December 31, 2008 because the Company has not yet finalized its consolidated financial statements for 2008 and the Company’s independent registered public accounting firm, Maloney + Novotny LLC, has not completed their audit procedures. The Company expects to file the 10-K within the 15 day extension period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

C. Jean Mihitsch	(440) 255-6325
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In connection with the preparation of the Company’s fiscal 2008 consolidated financial statements, the Company has taken an additional $2.0 million depletion expense related to the new reserve report based on December 31, 2008 lower pricing than 2007.  This increase in depletion expense is the primary driver behind the Company’s year-over-year increase in net loss.  The Company anticipates that the net loss for 2008 will be approximately $2.2 million compared to a net loss for 2007 of $0.9 million.

John D. Oil and Gas Company has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

John D. Oil and Gas Company

Date: April 1, 2009	/s/ C. Jean Mihitsch
By: C. Jean Mihitsch
Chief Financial Officer